Exhibit 99.1

Banco Itaú Chile published a material event notice informing the placement of Bonds in the local market.

SANTIAGO, Chile, Jul 19, 2023 (GLOBE NEWSWIRE) – BANCO ITAÚ CHILE (NYSE: ITCL; SSE: ITAUCL)

We inform you that, on this date, the settlement and placement of Banco Itaú Chile dematerialized and bearer bonds in the local market, charged to the Line of Bonds registered in the Securities Registry of the CMF, under No. N°12-1/2014.

The specific conditions of placement were as follows:

-	Series “CO”, Código BITACO0419, for a total amount of CLP $ 12,000,000.000 collecting the sum of CLP 10,784,337,516 with a maturity date of October 1, 2026, at an average placement rate of 6.40%.

The full Material Event Notice is available on the company’s investor relations website at ir.itau.cl.

Investor Relations – Banco Itaú Chile

+56 (2) 2660-1701 / ir@itau.cl / ir.itau.cl